CASTELLUM

RECEIVED
2004 MAY 18 A 10: 15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-4683

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington D.C. 20549
U.S.A.

04030232

SUPPL

Gothenburg, May 11, 2004

PROCESSED
MAY 19 2004
THOMSON FINANCIAL

Special Counsel / Office of International Corporate Finance

PRESS RELEASES

Enclosed we send our latest Press Releases. March 19, 2004, concerning acquisition of properties, March 25, 2004 concerning the Annual General Meeting, April 15, 2004 concerning sales and investments of properties, April 21, 2004 concerning Interim Report January-March, April 21, 2004, concerning acquisition of properties and April 27, 2004 concerning acquisition of properties.

Very truly yours,
CASTELLUM AB

Håkan Hellström
p.p. Gun Åberg

5/19

Postadress *Postal address*	Besöksadress *Visiting address*	Telefon *Telephone*	Telefax *Facsimile*	E-post/Internet *E-mail/Internet*	Org nr *Corp.id.no.*	Styrelsens säte *Registered office*
Castellum AB (publ) Box 2269 SE-403 14 Göteborg Sweden	Kaserntorget 5	+46 (0)31 60 74 00	+46 (0)31 13 17 55	info@castellum.se www.castellum.se	556475-5550	Göteborg Sweden

CASTELLUM

Issuer:	Castellum
File NO.:	82-4683

PRESS RELEASE 6/2004

Gothenburg, March 19, 2004

Castellum invests SEKm 110

Castellum has through the subsidiary Fastighets AB Briggen acquired an office property in Lund of approx. 12,000 sq.m. for approx. SEKm 110. Most of the premises are let, however there are plans for refurbishment as well as new construction for the purpose of suiting more kinds of activities. Briggen took possession of the property on March 15th, 2004.

Further more Briggen has sold a residential property of approx. 1,300 sq.m. in Helsingborg to a new tenant-owners' association, which will take possession of the property on April 1st, 2004. The sales price totalled SEKm 17 with a capital gain of SEKm 10.

Castellum is one of the major listed real estate companies in Sweden. The book value of the real estate portfolio amounts to approx. SEK 14 billion, and comprises mainly commercial properties. The real estate portfolio is owned and managed by six subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen. The Castellum share is listed on Stockholmsbörsen's O-list.

For further information, please contact
Lars-Erik Jansson, CEO, phone +46 31 60 74 00 / mobile +46 705-92 06 70
Håkan Hellström, CFO/deputy CEO, phone +46 31 60 74 00 / mobile +46 705-60 74 56

Issuer: Castellum
File NO.: 82-4683

PRESS RELEASE 7/2004

Gothenburg, March 25, 2004

Annual General Meeting in Castellum AB

At the Annual General Meeting in Castellum AB on March 25th 2004, the Board of Directors' proposal of a dividend of SEK 8.50 was confirmed. Tuesday March 30th, 2004 was decided as record day for dividend.

The AGM decided to re-elect Jan Kvarnström, Ulla-Britt Fräjdin-Hellqvist, Mats Israelsson, Lars-Erik Jansson, Gunnar Larsson, Stig-Arne Larsson and Göran Lindén, to the Board of Directors.

Further more the AGM decided to appoint a nomination committee, consisting of three members selected by the three largest shareholders at the end of the third quarter 2004, and the Chairman of the Board.

The AGM decided to authorize the Board – in order to adjust the company's capital structure – if required until the next AGM, to be able to purchase own shares corresponding to a maximum of 10 percent of all shares in the company. In addition the AGM decided to authorize the Board, until the next AGM – in order to adjust the company's capital structure – to be able to transfer own shares held by the company.

At the following inaugural Board meeting Mr. Jan Kvarnström was re-elected as Chairman of the Board.

Castellum is one of the major listed real estate companies in Sweden. The book value of the real estate portfolio amounts to approx. SEK 14 billion, and comprises mainly commercial properties. The real estate portfolio is owned and managed by six subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen. The Castellum share is listed on Stockholmsbörsen's O-list.

For further information, please contact
Lars-Erik Jansson, CEO, phone +46 31 60 74 00 / mobile +46 705-92 06 70
Håkan Hellström, CFO/deputy CEO, phone +46 31 60 74 00 / mobile +46 705-60 74 56

CASTELLUM

Issuer:	Castellum
File NO.:	82-4683

PRESS RELEASE 8/2004

Gothenburg, April 15th, 2004

Castellum sells with a capital gain of SEKm 14 and invests SEKm 47

Castellum has through the subsidiary Eklandia Fastighets AB sold an office property of approx. 1,500 sq.m. in the central parts of Gothenburg. The sales price was SEKm 31 with a capital gain of SEKm 14. The sale was carried out in March and is therefore included in the Interim Report for January-March 2004.

Castellum has also, through the subsidiary Fastighets AB Brostaden, acquired a site leasehold in Årsta/Stockholm. The site holds a warehouse and industrial building of approx. 13,000 sq.m. with an occupancy rate of approx. 80%. Through the acquisition Brostaden will increase its presence in one of the southern inner suburbs of Stockholm. The suburb is expected to experience a positive development, chiefly depending on the location with good infra-structure. The acquisition took place in April and the price was SEKm 47.

Castellum is one of the major listed real estate companies in Sweden. The book value of the real estate portfolio amounts to approx. SEK 14 billion, and comprises mainly commercial properties. The real estate portfolio is owned and managed by six subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen. The Castellum share is listed on Stockholmsbörsen's O-list.

For further information, please contact
Lars-Erik Jansson, CEO, phone +46 31 60 74 00 / mobile +46 705-92 06 70
Håkan Hellström, CFO/deputy CEO, phone +46 31 60 74 00 / mobile +46 705-60 74 56

Issuer:	Castellum
File NO.:	82-4683

PRESS RELEASE 9/2004

Gothenburg, April 21st, 2004

Earnings trend in Castellum continues positive

- **Rental income for the period January-March 2004 amounted to SEKm 455 (SEKm 436 corresponding period previous year).**
- **Net income after tax for the period amounted to SEKm 210 (155).**
- **Earnings per share amounted to SEK 5.12 (3.78).**
- **Income from property management improved by 6% to SEKm 130 equivalent to SEK 3.17 per share.**
- **During the period 17 properties were sold for a total of SEKm 375 with a capital gain of SEKm 151.**

Income from property management during the period, i.e. net income excluding capital gains from property sales, items affecting comparability and tax, amounted to SEKm 130, equivalent to SEK 3.17 per share, which is an improvement of 6 % compared with the same period 2003. The improvement has been achieved, mainly through increased rental income, realized investments and lower interest rate levels.

During the period January-March, properties for a total of SEKm 375 (168) were sold with a capital gain of SEKm 151 (90). Net income after tax for the period January-March amounts to SEKm 210 (155), equivalent to SEK 5.12 per share (3.78). The investments during the period amounted to SEKm 177 compared with SEKm 222 during January-March 2003.

"Despite a relatively low net leasing during the first quarter there is a tendency of increased activity and optimism among existing as well as potential customers", comments Castellum's CEO, Lars-Erik Jansson.

Enclosed: Interim Report January-March 2004

Castellum is one of the major listed real estate companies in Sweden. The book value of the real estate portfolio amounts to approx. SEK 14 billion, and comprises mainly commercial properties. The real estate portfolio is owned and managed by six subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen. The Castellum share is listed on Stockholmsbörsen's O-list.

For further information, please contact
Lars-Erik Jansson, CEO, phone +46 31 60 74 00 / mobile +46 705-92 06 70
Håkan Hellström, CFO/deputy CEO, phone +46 31 60 74 00 / mobile +46 705-60 74 56

CASTELLUM



In Lund, an office property of approx. 12,000 sq.m. was acquired in March. Most of the premises are let.

Interim Report January-March 2004

Interim Report January-March 2004

Castellum is one of the major listed real estate companies in Sweden. The book value of the real estate portfolio amounts to approx. SEK 14 billion, and comprises mainly commercial properties.

The real estate portfolio is owned and managed by six subsidiaries with strong local roots in five growth regions: Greater Gothenburg (incl. Borås and Alingsås), the Öresund Region (Malmö, Lund, Helsingborg), Greater Stockholm (Stockholm's inner suburbs), Western Småland (Värnamo, Jönköping, Växjö) and Mälardalen (Örebro, Västerås, Uppsala).

The Castellum share is listed on Stockholmsbörsen's O-list.

- Rental income for the period January - March 2004 amounted to SEKm 455 (SEKm 436 corresponding period previous year).
- Net income after tax for the period amounted to SEKm 210 (155).
- Earnings per share amounted to 5.12 (3.78).
- Income from property management improved by 6% to SEKm 130, equivalent to SEK 3.17 per share.
- During the period 17 properties were sold for a total of SEKm 375 with a capital gain of SEKm 151.

DATA PER SHARE

SEK	2004 Jan-March	2003 Jan-March	2003	2002	2001	2000	1999	1998	1997
Income property management	3.17	3.00	13.29	12.39	10.68	8.60	6.92	5.50	4.74
Change	***+6%***		***+7%***	***+16%***	***+24%***	***+24%***	***+26%***	***+16%***	
Cash flow management	3.98	3.76	16.39	15.17	13.32	10.72	8.70	7.14	6.30
Change	***+6%***		***+8%***	***+14%***	***+24%***	***+23%***	***+22%***	***+13%***	
Net income excluding items affecting comparability and after a 28% tax deduction	4.93	3.73	12.73	12.07	9.95	8.39	6.56	5.24	4.34
Change	***+32%***		***+5%***	***+21%***	***+19%***	***+28%***	***+25%***	***+21%***	
Dividend			8.50	7.50	6.50	5.50	4.50	3.50	2.75
Change			***+13%***	***+15%***	***+18%***	***+22%***	***+29%***	***+27%***	

Operations and Strategy

Castellum's strategy is to focus operations on cash flow and earnings growth. These provide the preconditions for good, long-term asset growth in the company, while shareholders can be offered a dividend competitive with comparable investment options. Castellum's overall strategy for growth is based on:

- The acquisition and new construction of properties with development potential.
- Improved net operating income through adding value to properties, increased rental income and cost-effective management.
- The sale of properties to which no further value can be added by the company's management.

Castellum's income will therefore consist both of profits on operating activities, where efficiency is measured in terms of income from property management by share, and capital gains from property sales. The objective is to report capital gains from property sales of at least SEKm 80-100 per year.

The real estate portfolio shall largely consist of commercial properties with office/retail and flexible warehouse/industrial premises in five growth regions.

The objective is that all investments, irrespective of whether they involve work on existing properties, new acquisitions or new construction, shall show a positive cash flow and return within 12 months, after full interest charges and depreciation, and shall have the potential for future asset growth.

Castellum's capital structure, in the long term, will be such that the visible equity/assets ratio will amount to at least 30% and the interest coverage ratio will not fall below 200%. Castellum's dividend policy means that at least 50% of the year's result will constitute a dividend. Consideration will however be given to the company's investment plans, consolidation needs, liquidity and its position as a whole.

Castellum's strategic choice is to manage its properties in a small-scale organisation with locally managed subsidiaries, with the aim of achieving proximity to and knowledge of the local real estate and rental markets. In order to strengthen the local identity, the companies operate under their own names.



Income, Costs and Results

Comparisons, shown in brackets, are made with the corresponding period previous year except in parts describing assets and financing, where comparisons are made with the end of previous year. For definitions see Castellum's website, ***www.castellum.se***

Income from property management during the period, i.e. net income excluding capital gains from property sales, items affecting comparability and tax, amounted to SEKm 130 (123), equivalent to SEK 3.17 (3.00) per share. The improvement per share of 6% has been achieved through increased rental income, realized investments and lower interest rate levels. On average, the improvement has amounted to approx. 18% per year since the company was listed in 1997.

INCOME FROM PROPERTY MANAGEMENT PER SHARE



Isolated quarter, SEK (bars)
Rolling annual value, SEK (line)
4,00
3,50
3,00
2,50
2,00
1,50
1,00
0,50
0,00
16,00
14,00
12,00
10,00
8,00
6,00
4,00
2,00
0,00
1997
1998
1999
2000
2001
2002
2003
2004

Cash flow from property management totalled SEKm 163 (154), equivalent to SEK 3.98 (3.76) per share – an improvement of 6% compared with the corresponding period previous year.

During the first quarter properties for a total of SEKm 375 (168) were sold with a capital gain of SEKm 151 (90). Net income for the period was SEKm 210 (155), equivalent to SEK 5.12 (3.78) per share.

Rental income

Group rental income for the period was SEKm 455 (436). Rental income has improved chiefly due to indexation, renegotiations and a larger real estate portfolio, while changes in the occupancy rates have had only limited effect on rental income.

Castellum has a wide spread of risk in the commercial lease portfolio. The group has around 3,300 commercial contracts, spreading over many sectors and durations. The single largest contract makes up for 1.2% of Castellum's total rental income.

For office and retail properties, the average contracted rental level amounts to SEK 1,078 per sq.m., an increase of 1.4% for corresponding units compared with the end of previous year. For warehouse and industrial properties, the average rental level is SEK 615 per sq.m., which is an increase of about 3.0%.

Of the contracts expiring during the year approx. 50% (40) are expected to be extended with unchanged conditions, whilst a smaller proportion will be terminated for moving out. The remaining contracts are expected to be renegotiated and negotiations so far have brought about increased rental levels of approx. 7% (8).

Regarding the economic occupancy rate, the trend with slightly decreasing occupancy rates continues, chiefly due to previous year's terminations in Greater Stockholm which will show full effect this year. The economic occupancy rate for office and retail properties were 88.7% and 92.1% for warehouse and industrial properties.

Net leasing (i.e. gross leasing minus contracts terminated) during the period means increased rental income of SEKm 4 (4) on an annual basis.

NET LEASING



Isolated quarter, SEKm
New leases
Terminations
Net leasing
80
60
40
20
0
-20
-40
-60
2000
2001
2002
2003
2004

The rental market during the first quarter shows great similarities with previous year where the lease volume as well as contracts terminated have been on a high level. The markets, excluding Greater Stockholm, show continued stable rental levels and demand, with a tendency of increased optimism in the local economy. In Greater Stockholm the pressure on price levels remain although the activity is somewhat better then before, with a slightly increased interest for small and mid-size premises.

Property costs

Property costs amounted to SEKm 173 (164) corresponding to SEK 287 per sq.m. (275). The increase in costs are chiefly due to increased operating expenses.

Net operating income before depreciation

Net operating income before depreciation was SEKm 282 (272), equivalent to a yield of 8.4% (8.6).

Depreciation

Castellum's depreciation amounted to SEKm 33 (31). Depreciation consists mainly of a 1% depreciation in buildings per year.

Sale of properties

Castellum's strategy for growth includes selling properties that can not be given further value added through administration.

During the period, 17 properties (11) were sold for a total of SEKm 375 (168), with a capital gain of SEKm 151 (90), where the greater portion referred to residential properties.

Central administrative expenses

Central administrative expenses were SEKm 13 (13). This includes costs for a profit and share price related incentive programme for senior management of SEKm 2 (2).

Net financial items

Net financial items were SEKm –106 (–105). The average interest rate level during the period was 5.1% (5.6).

Castellum's interest rate maturity structure provides low exposure to changes in the market interest rate. Assuming an unchanged volume of loans and a retained average fixed interest term an immediate change in the market interest rate of one percentage unit would effect net financial items with SEKm 23 during the following year, equivalent to 3.4% of Castellum's current cash flow from management.

Tax

Due to the opportunity to carry out fiscally accelerated depreciation on the real estate portfolio and to use existing tax losses brought forward, there is no paid tax costs. There is, however, a non cash-flow affecting deferred tax cost of SEKm 71 (58) chiefly referring to the fiscally accelerated depreciation and used tax losses brought forward. Remaining tax losses brought forward can be estimated to SEKm 75.

Accounting Principles

The accounting principles of Castellum have remain unchanged compared with previous year. The company follows the Swedish Financial Accounting Standards Council's recommendations and the declarations of the Swedish Financial Accounting Standards Council's Emergency Group.

Real Estate Portfolio

The real estate portfolio consists entirely of Swedish properties, and is geographically concentrated in Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen. The main focus of the portfolio is in the three major urban regions.

The commercial portfolio consists of office and retail properties as well as warehouse and industrial properties, mainly concentrated in well-situated workingareas with good communications and services in the larger towns. Castellum's remaining residential properties are located in central and attractive sites in Gothenburg and Helsingborg.

Investments and sales

During the period the following changes in the real estate portfolio have occurred.

CHANGES IN THE REAL ESTATE PORTFOLIO

	Book value, SEKm	Number
Real estate portfolio on 1 January, 2004	13 911	500
+ Acquisitions	114	2
+ Investments in existing properties	63	–
– Sales	– 224	– 17
– Depreciation	– 32	–
Real estate portfolio on 31 March, 2004	13 832	485

During the period investments totalling SEKm 177 (222) were made, of which SEKm 114 (97) were acquisitions and SEKm 63 (125) investments in existing properties. Of the total investments, SEKm 134 related to the Öresund Region, SEKm 23 to Greater Gothenburg, SEKm 12 to Greater Stockholm, SEKm 6 to Western Småland and SEKm 2 to Mälardalen.

INVESTMENTS



Isolated quarter, SEKm (bars)
Rolling annual value, SEKm (line)
600
500
400
300
200
100
0
2 400
2 000
1 600
1 200
800
400
0
Investments in existing properties
Acquisitions
2000
2001
2002
2003
2004

CASTELLUM'S REAL ESTATE PORTFOLIO 31-03-2004

	No. of properties	Area thous. sq.m.	Book value SEKm	*Book value SEK/sq.m.*	Rental value SEKm	*Rental value SEK/sq.m.*	Economic occupancy rate	Rental income SEKm	Property costs SEKm	*Property costs SEK/sq.m.*	Net operating income SEKm	Yield
Office/retail												
Greater Gothenburg	64	293	2 424	*8 262*	79	*1 076*	90.6%	72	20	*267*	52	8.6%
Öresund Region	39	253	2 436	*9 634*	78	*1 227*	91.3%	71	21	*336*	50	8.1%
Greater Stockholm	37	240	1 861	*7 767*	74	*1 240*	82.5%	61	23	*384*	38	8.2%
Western Småland	32	177	979	*5 532*	37	*836*	91.4%	34	13	*302*	21	8.4%
Mälardalen	42	178	1 045	*5 866*	40	*893*	89.0%	35	13	*295*	22	8.5%
Sum office/retail	**214**	**1 141**	**8 745**	***7 664***	**308**	***1 078***	**88.7%**	**273**	**90**	***317***	**183**	**8.3%**
Warehouse/industrial												
Greater Gothenburg	82	429	1 841	*4 292*	67	*624*	95.4%	64	16	*150*	48	10.4%
Öresund Region	37	260	880	*3 389*	39	*601*	91.4%	36	12	*172*	24	11.1%
Greater Stockholm	28	163	671	*4 114*	33	*810*	89.6%	29	11	*272*	18	11.0%
Western Småland	35	183	424	*2 313*	20	*443*	89.9%	18	4	*97*	14	13.1%
Mälardalen	25	118	371	*3 150*	18	*614*	88.8%	16	5	*183*	11	11.5%
Sum warehouse/ industrial	**207**	**1 153**	**4 187**	***3 632***	**177**	***615***	**92.1%**	**163**	**48**	***167***	**115**	**11.0%**
Bostäder												
Gothenburg	15	23	166	*7 264*	5	*961*	99.3%	6	3	*456*	3	6.8%
Helsingborg	9	31	240	*7 761*	8	*977*	98.9%	7	3	*361*	4	7.8%
Sum residential	**24**	**54**	**406**	***7 550***	**13**	***970***	**99.1%**	**13**	**6**	***402***	**7**	**7.4%**
Sum	**445**	**2 348**	**13 338**	***5 682***	**498**	***848***	**90.2%**	**449**	**144**	***245***	**305**	**9.2%**
Leasing and property administration									25	*42*	– 25	– 0.8%
Sum after leasing and property administration									**169**	***287***	**280**	**8.4%**
Development projects	8	67	311	–	8	–	–	5	3	–	2	–
Undeveloped land	32	–	183	–	–	–	–	–	–	–	–	–
Total	**485**	**2 415**	**13 832**	**–**	**506**	**–**	**–**	**454**	**172**	**–**	**282**	**–**

The table above relates to the properties owned by Castellum at the end of the period. The net operating income of SEKm 282 accounted for above which is equal to the net operating income in the income statement has been adjusted by deduction of the net operating income of SEKm 3 on properties sold during the period, as well as the adjustment of the net operating income of SEKm 3 on properties acquired/completed during the period, which are recalculated as if they had been owned or completed during the whole period.

RENTAL VALUE BY PROPERTY TYPE, EXCL. PROJECTS


Office/Retail 62%
Warehouse/ Industrial 35%
Residential 3%

RENTAL VALUE BY REGION, EXCL. PROJECTS


Greater Gothenburg 30%
Greater Stockholm 22%
Mälardalen 12%
Öresund Region 25%
Western Småland 11%

PROPERTY RELATED KEY RATIOS

	2004 Jan-March	2003 Jan-March	2003
Rental value, SEK/sq.m.	848	819	829
Economic occupancy rate	90.2%	91.2%	90.7%
Property costs, SEK/sq.m.	287	275	244
Net operating income, SEK/sq.m.	478	473	508
Yield	8.4%	8.6%	9.0%
Book value, SEK/sq.m.	5 682	5 469	5 664
Number of properties	485	501	500
Lettable area, thousand sq.m.	2 415	2 380	2 437

SEGMENT INFORMATION

	Rental income		Oper. income excl. cent.adm	
	2004 Jan-March	2003 Jan-March	2004 Jan-March	2003 Jan-March
Greater Gothenburg	142	135	190	161
Öresund Region	115	107	110	57
Greater Stockholm	91	92	45	58
Western Småland	53	48	29	23
Mälardalen	54	54	26	32
Total	**455**	**436**	**400**	**331**

Financing

FINANCING 31-03-2004


Shareholders' equity
SEKm 4 551 (32%)
Interest-bearing liabilities
SEKm 8 195 (59%)
Non interest-bearing liabilities
SEKm 1 295 (9%)

Shareholders' equity

Shareholders' equity, after deduction for dividend, was SEKm 4,551 (4,689) representing an equity/assets ratio of 32% (33). The dividend which amounts to SEK 8.50 per share, SEKm 348 in total, is reported as a non-interest bearing liability since it is approved but was not paid out until April 2nd 2004.

The long-term objective is that the visible equity/assets ratio should not fall below 30% and that the interest coverage ratio should not fall below 200%. In order to regulate the company's capital structure, the company can repurchase 2.3 million own shares in addition to the 2 million shares which were repurchased earlier.

Interest-bearing liabilities

As of 31 March 2004, Castellum had credit agreements totalling SEKm 12,977 (11,899) including outstanding commercial papers of SEKm 2,223 (1,146). After deduction of liquid assets of SEKm 33 (33), net interest-bearing items were SEKm 8,162 (8,565). The average duration of utilised credit agreements, excluding outstanding commercial papers, was 5.1 years. The average effective interest rate as of 31 March 2004 was 5.1% (5.2). The average fixed interest term on the same date was 3.1 years (2.7) and the share of loans with interest rate maturity during the next 12 months was 31% (38). The interest rate maturity structure has been achieved through the extension of loans with mainly short fixed interest terms through interest-swap agreements. According to the Financial Policy, the average fixed interest term will be 2-4 years.

INTEREST RATE AND LOAN MATURITY STRUCTURE 31-03-2004

	Interest rate maturity structure		Loan maturity structure	
	Loan amount SEKm	Average interest rate	Credit agreements SEKm	Utilized SEKm
CP 0-1 year	2 223	3.1%	2 223	2 223
0-1 year incl. liquidity	331	4.9%	696	31
1-2 years	550	5.7%	1 250	650
2-3 years	1 158	6.0%	8	8
3-4 years	1 600	5.5%	1 200	1 000
4-5 years	300	6.1%	700	–
5-10 years	2 000	6.4%	6 900	4 250
Total	**8 162**	**5.1%**	**12 977**	**8 162**

The limit for the CP-programme is SEKm 2,500.





Net Asset Value

On the basis of the valuation made as of 31 December 2003 and considering the income for the period and dividend distributed, the net asset value as at 31 March 2004 after a full 28% tax deduction, is calculated to SEKm 7,473, equivalent to SEK 182 per share. Investments made since the year-end have been valued at accrued expenses and have therefore not had any affect on the net asset value. Sales of properties during the period, at prices exceeding the valuation at the year-end by SEKm 75, have had a positive effect on the net asset value.

It should, however, be emphasised that a property's market value can only be confirmed when it is sold. Property valuations are calculations performed according to accepted principles and on the basis of certain assumptions. Assuming a value range of +/– 5% at property level, which should reflect the uncertainty that exist in such assessments, and an 15-20% effective tax rate, the net asset value can be calculated to SEK 175-217 per share.

The Parent Company

Income after tax for the parent company, which only has group-wide functions, amounted to SEKm 4 (6). Turnover, which consists mainly of intra-group services, was SEKm 2 (2).

Besides liquid assets of SEKm 0 (0), the assets of the parent company consist mainly of the financing of the subsidiaries' property holdings. Shares in subsidiaries amounted to SEKm 3,690 (3,690) and interest-bearing internal financing of the subsidiaries was SEKm 8,235 (8,449). Financing has chiefly been provided through shareholders' equity of SEKm 3,780 (4,125) and external long-term liabilities of SEKm 7,123 (7,527).

Gothenburg 21 April 2004

Lars-Erik Jansson
Chief Executive Officer

This Interim Report has not been examined by the company's auditors.

INCOME STATEMENT

SEKm	2004 Jan-March	2003 Jan-March	Rolling 12 months April 03 - March 04	2003 Jan-Dec
Rental income	455	436	1 777	1 758
Operating expenses	– 102	– 96	– 332	– 326
Maintenance and tenant improvements	– 24	– 25	– 88	– 89
Ground rent	– 4	– 4	– 15	– 15
Real estate tax	– 18	– 17	– 67	– 66
Leasing and property administration	– 25	– 22	– 98	– 95
Net operating income before depreciation	**282**	**272**	**1 177**	**1 167**
Depreciation	– 33	– 31	– 130	– 128
Net operating income from property administration	**249**	**241**	**1 047**	**1 039**
Property sales				
Net sales proceeds	375	168	604	397
Book value	– 224	– 78	– 363	– 217
Income from property sales	151	90	241	180
Central administrative expenses	– 13	– 13	– 66	– 66
Items affecting comparability				
Reversed write-downs on properties	–	–	32	32
Write-downs on properties	–	–	– 26	– 26
Operating income	**387**	**318**	**1 228**	**1 159**
Net financial items	– 106	– 105	– 429	– 428
Income after net financial items	**281**	**213**	**799**	**731**
Current paid tax	–	–	– 1	– 1
Deferred tax	– 71	– 58	– 217	– 204
Net income for the period/year	**210**	**155**	**581**	**526**

FINANCIAL KEY RATIOS

SEKm	2004 Jan-March	2003 Jan-March	Rolling 12 months April 03 - March 04	2003 Jan-Dec
Net income excluding items affecting comparability and after a 28% tax deduction, SEKm	202	153	571	522
Income from property management, SEKm	130	123	552	545
Cash flow from management, SEKm	163	154	681	672
Net operating income margin	62%	62%	66%	66%
Interest coverage ratio	254%	247%	259%	257%
Return on equity	10.6%	9.6%	13.1%	11.5%
Return on total capital	7.8%	7.5%	8.9%	8.4%
Borrowing ratio	59%	64%	59%	62%
Equity/assets ratio	32%	32%	32%	33%
Adjusted equity/assets ratio	42%	41%	42%	42%

DATA PER SHARE (since there is no potential common stock, there is no effect of dilution)

	2004 Jan-March	2003 Jan-March	Rolling 12 months April 03 - March 04	2003 Jan-Dec
Average number of shares, thousand	*41 000*	*41 000*	*41 000*	*41 000*
Earnings after tax, SEK	5.12	3.78	14.17	12.83
Net income excluding items affecting comparability and after a 28% tax deduction, SEK	4.93	3.73	13.93	12.73
Income from property management, SEK	3.17	3.00	13.46	13.29
Cash flow from management, SEK	3.98	3.76	16.61	16.39
Number of outstanding shares, thousand	*41 000*	*41 000*	*41 000*	*41 000*
Book value of properties, SEK	337	323	337	339
Shareholders' equity, SEK	111	105	111	114
Net asset value, SEK	182	179	182	186

BALANCE SHEET

SEKm	2004 31 March	2003 31 March	2003 31 Dec
Assets			
Real estate	13 832	13 250	13 911
Other fixed assets	10	55	18
Current receivables	166	107	149
Cash and bank	33	103	33
Total assets	**14 041**	**13 515**	**14 111**
Shareholders' equity and liabilities			
Shareholders' equity	4 551	4 317	4 689
Interest-bearing liabilities	8 195	8 434	8 598
Non-interest-bearing liabilities	1 295	764	824
Total shareholders' equity and liabilities	**14 041**	**13 515**	**14 111**

CHANGES IN EQUITY

SEKm	*Number of outstanding shares, thousand*	Share capital	Restricted reserves	Non-restricted equity	Total equity
Shareholders' equity 31-12-2002	*41 000*	**86**	**20**	**4 364**	**4 470**
Dividend (SEK 7.50 per share)	–	–	–	– 307	– 307
Net income for the year	–	–	–	526	526
Shareholders' equity 31-12-2003	*41 000*	**86**	**20**	**4 583**	**4 689**
Dividend (SEK 8.50 per share)	–	–	–	– 348	– 348
Net income for the period	–	–	–	210	210
Shareholders' equity 31-03-2004	*41 000*	**86**	**20**	**4 445**	**4 551**

CASH FLOW STATEMENT

SEKm	2004 Jan-March	2003 Jan-March	2003 Jan-Dec
Net operating income before depreciation	282	272	1 167
Central administrative expenses	– 13	– 13	– 66
Net financial items paid	– 103	– 82	– 436
Tax paid, income from property management	–	–	– 1
Cash flow from operating activities before change in working capital	**166**	**177**	**664**
Change in current receivables	25	15	– 39
Change in current liabilities	26	33	7
Cash flow from operating activities	**217**	**225**	**632**
Investments in existing properties	– 63	– 125	– 497
Property acquisitions	– 92	– 97	– 611
Change in liabilities at acquisitions of property	1	55	26
Property sales	375	168	397
Change in receivables at sales of property	– 34	– 4	11
Other net investments	– 1	– 1	28
Cash flow from investment activities	**186**	**– 4**	**– 646**
Change in long term liabilities	– 403	170	334
Dividend paid	–	– 308	– 307
Cash flow from financing activities	**– 403**	**– 138**	**27**
Cash flow for the period/year	**0**	**83**	**13**
Cash and bank, opening balance	33	20	20
Cash and bank, closing balance	**33**	**103**	**33**

The Castellum Share

The Castellum share is listed on Stockholmsbörsen's (Stockholm Exchange) O-list. At the end of the period the company had about 10,000 shareholders. Shareholders registered abroad cannot be broken down in terms of directly held and nominee registered shares. The ten single largest Swedish shareholders can be seen in the table below.

DISTRIBUTION OF SHAREHOLDERS BY COUNTRY 31-03-2004



USA 8%
Great Britain 7%
Luxembourg 3%
Other 9%
Sweden 73%
Of which
Funds, insurance comp etc. 30%
Private persons, private comp 26%
AP-funds 14%
Trusts, associations etc. 3%

SHAREHOLDERS ON 31-03-2004

Shareholder	Number of sharesr	Percentage of voting rights and capital
Andra AP-fonden	2 197	5.4%
AFA Sjukförsäkrings AB	2 155	5.3%
Szombatfalvy, Laszlo	2 050	5.0%
Tredje AP-fonden	1 925	4.7%
SEB Securities Services	1 408	3.4%
Fjärde AP-fonden	1 131	2.8%
SPP Livförsäkrings AB	1 115	2.7%
AFA TFA Försäkrings AB	719	1.7%
Första AP-fonden	615	1.5%
Svenskt Näringsliv	500	1.2%
Other shareholders registered in Sweden	16 122	39.3%
Shareholders registered abroad	11 063	27.0%
Total outstanding shares	41 000	100.0%
Repurchased shares	2 002	
Total registered shares	43 002	

There is no potential common stock (eg. convertibles).

The Castellum share price as at 31 March 2004 was SEK 180 equivalent to a market value of SEK 7.4 billion, calculated on the number of outstanding shares. During the last 12-month period the total yield of the share has been 65.4%, including dividend of SEK 8.50. Since IPO on May 23, 1997 the total yield of the Castellum share compared with the issue price of SEK 51 has been on average 23.8% per year.

TOTAL YIELD (INCLUDING DIVIDEND)

	April 2003 - March 2004	On average per year May 1997- March 2004
Castellum	+65.4%	+23.8%
Stockholm Stock Exchange (SIX)	+57.0%	+5.1%
Real Estate Index Sweden (EPRA)	+58.4%	+13.7%
Real Estate Index Europe (EPRA)	+51.6%	+10.7%

Since the beginning of the year, a total of 7.1 million shares were traded, equivalent to an average of 112,000 shares per day. On an annual basis this is equivalent to a turnover rate of 68%.

THE CASTELLUM SHARE'S PRICE TREND AND TURNOVER SINCE IPO MAY 23RD 1997 UNTIL APRIL 16TH 2004



Turnover, million shares per month
Share price, SEK
24 22 20 18 16 14 12 10 8 6 4 2 0
240 220 200 180 160 140 120 100 80 60 40 20 0
Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2
1997 1998 1999 2000 2001 2002 2003 2004
Castellum share price
Castellum share price incl. dividend
Stockholm Stock Exchange (SIX incl. dividend)
Real Estate Index (EPRA incl. dividend)
Turnover per month

FINANCIAL REPORTING DATES

Half-year Report January-June 2004	20 July 2004	For further information please contact Lars-Erik Jansson, CEO or Håkan Hellström, CFO/deputy CEO, telephone +46 31-60 74 00 or visit Castellum's website.
Interim Report January-September 2004	22 October 2004 (new date)	
Year-end Report 2004	27 January 2005	
Annual General Meeting	23 March 2005	

www.castellum.se

On Castellum's website it is possible to download as well as subscribe to Castellum's Pressreleases and Interim Reports.

The photos in this Interim Report are from the new acquisition Traktorn 2, Traktorvägen 11 in Lund.

SUBSIDIARIES

Aspholmen Fastigheter AB
Elementvägen 14, SE-702 27 Örebro, Sweden
Telephone +46 19-27 65 00 Fax +46 19-27 42 50
orebro@aspholmenfastigheter.se
www.aspholmenfastigheter.se

Fastighets AB Briggen
Box 3158, SE-200 22 Malmö, Sweden
Telephone +46 40-38 37 20 Fax +46 40-38 37 37
fastighets.ab@briggen.se
www.briggen.se

Fastighets AB Brostaden
Box 5013, SE-121 05 Johanneshov, Sweden
Telephone +46 8-602 33 00 Fax +46 8-602 33 30
info@brostaden.se
www.brostaden.se

Fastighets AB Corallen
Box 148, SE-331 21 Värnamo, Sweden
Telephone +46 370-69 49 00 Fax +46 370-475 90
info@corallen.se
www.corallen.se

Eklandia Fastighets AB
Box 8725, SE-402 75 Gothenburg, Sweden
Telephone +46 31-744 09 00 Fax +46 31-744 09 50
info@eklandia.se
www.eklandia.se

Harry Sjögren AB
Kråketorpsgatan 20, SE-431 53 Mölndal, Sweden
Telephone +46 31-706 65 00 Fax +46 31-706 65 29
info@harrysjogren.se
www.harrysjogren.se

In the event of conflict in interpretation or differences between this report and the Swedish version, the latter will have priority.

CASTELLUM

Castellum AB (publ) • Box 2269, SE-403 14 Gothenburg, Sweden • Visiting address Kaserntorget 5
Telephone +46 31-60 74 00 • Fax +46 31-13 17 55 • E-mail info@castellum.se • www.castellum.se
Org nr 556475-5550

CASTELLUM

Issuer:	Castellum
File NO.:	82-4683

PRESS RELEASE 10/2004

Gothenburg, April 21st, 2004

Castellum invests SEKm 283

Castellum has, through the subsidiary Eklandia Fastighets AB, acquired an office property of about 16,500 sq.m. in Östra Nordstaden in Gothenburg for SEKm 220. The property forms part of the shopping mall Nordstan. The occupancy rate is expected to be approx. 80% at the time of taking possession on June 1, 2004.

The central location of the property, the existing vacancies and the building's flexible construction form a substantial potential. The building's design with pillars and stair-well as bearing construction provide for flexible planning and easy access to all seven floors. At the present all floors are used as office premises with the possibility of converting the first two floors into retail premises.

Nordstan is northern Europe's largest indoor shopping mall (320,000 sq.m.) with 170 shops and 150 offices with a total of 5,000 employees. About 80,000 people pass through Nordstan everyday and the Central Station is accessed by an underground passageway and a foot-bridge leads to the guest marina Lilla Bommen and the Gothenburg Opera.

Castellum has also, through the subsidiary Fastighets AB Briggen, acquired two properties for a total of SEKm 63. One of the properties is an office and warehouse building of 11,700 sq.m. and the other one is a warehouse building of 3,000 sq.m. The properties are located in Berga industrial estate close to Briggen's existing properties. The occupancy rate is expected to be approx. 70% at the time of taking possession on May 3, 2004.

Castellum is one of the major listed real estate companies in Sweden. The book value of the real estate portfolio amounts to approx. SEK 14 billion, and comprises mainly commercial properties. The real estate portfolio is owned and managed by six subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen. The Castellum share is listed on Stockholmsbörsen's O-list.

For further information, please contact
Lars-Erik Jansson, CEO, phone +46 31 60 74 00 / mobile +46 705-92 06 70
Håkan Hellström, CFO/deputy CEO, phone +46 31 60 74 00 / mobile +46 705-60 74 56

CASTELLUM

Issuer:	Castellum
File NO.:	82-4683

PRESS RELEASE 11/2004

Gothenburg, April 27, 2004

Castellum invests SEKm 102

Castellum has, through the subsidiary Fastighets AB Briggen, acquired an office property of 3,500 sq.m. in Helsingborg for SEKm 22. The property is located in Berga industrial estate close to Briggen's existing properties. The occupancy rate is expected to be approx. 90 % at the time of taking possession on May 3, 2004.

Castellum has also, through the subsidiary Aspholmen Fastigheter AB, acquired an office and retail property of 5,600 sq.m. in the central parts of Uppsala for SEKm 50. The date of taking possession is set to September 1, 2004. The building will have a complete refurbishment done in two steps. The first step is an investment of SEKm 20 concerning office premises, which will be started at the time of taking possession. The first step is expected to be ready for moving in during the first half of 2005. Refurbishment of the retail premises will be completed and ready for moving in during 2006, an investment of SEKm 10.

Further more, Castellum has through the subsidiary Fastighets AB Corallen, sold two industrial properties, one in Värnamo for SEKm 4, equivalent to book value and one in Gnosjö for of SEKm 12, also equivalent to book value.

Castellum is one of the major listed real estate companies in Sweden. The book value of the real estate portfolio amounts to approx. SEK 14 billion, and comprises mainly commercial properties. The real estate portfolio is owned and managed by six subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen. The Castellum share is listed on Stockholmsbörsen's O-list.

For further information, please contact
Lars-Erik Jansson, CEO, phone +46 31 60 74 00 / mobile +46 705-92 06 70
Håkan Hellström, CFO/deputy CEO, phone +46 31 60 74 00 / mobile +46 705-60 74 56